SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20949


03026444

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D)
OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from __________ to __________.

Commission File Number 33-42942

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan A
1111 Adams Avenue
Norristown, PA 19403-2403

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AB SKF
S 415-50
Gothenburg, Sweden

An Exhibit Index is included in this Form 11-K

REQUIRED INFORMATION

The SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan A (the "Plan") is a plan that is subject to the Employees Retirement Income Security Act of 1974 ("ERISA"), and therefore the Plan is providing, as Exhibit 1 hereto, Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. These financial statements include audited statements of net assets available for benefits at December 31, 2002 and December 31, 2001 and audited statements of changes in net assets available for benefits for the fiscal year ended December 31, 2002.

The 2002 Plan financial statements have been examined by KPMG LLP. A currently dated and manually signed written consent of KPMG LLP with respect to the Plan financial statements that relate to the fiscal year ended December 31, 2002 which consent is provided as Exhibit 23.1 to this annual report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized:

SKF USA Inc. Pre-Tax Accumulation
of Capital for Employees Plan - Single Plan A
(the"Plan")

SKF USA Inc. (Plan Administrator)

By 
Brian J. Duffy
Treasurer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
1	Audited financial statements for SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan A
23.1	Consent of KPMG LLP
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley act of 2002

Exhibit 1

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL FOR EMPLOYEES PLAN SINGLE PLAN A

Financial Statements and Supplemental Schedule

December 31, 2002

(With Independent Auditors' Report Thereon)

4671MAPHL 10857725



Report of independent public accountants

To the Administrator of the SKF USA Inc.
Pre-Tax Accumulation of Capital for Employees Plan
Single Plan A:

We have audited the accompanying statements of net assets available for benefits of the SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan A (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Philadelphia, Pennsylvania
April 26, 2002

The above is a copy of a previous report and has not been reissued by Arthur Andersen LLP.



1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

The Administration
SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan
Single Plan A:

We have audited the accompanying statement of net assets available for benefits of the SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan A (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan A as of December 31, 2001, and for the year then ended, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 26, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's *Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974*. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.

KPMG LLP

June 8, 2003

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL
FOR EMPLOYEES PLAN SINGLE PLAN A

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:		
Total investments	$ 141,492,113	163,636,615
Receivables:		
Employee contributions	9,982	—
Employer contributions	98,936	112,833
Total receivables	108,918	112,833
Net assets available for benefits	$ 141,601,031	163,749,448

See accompanying notes to financial statements.

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL
FOR EMPLOYEES PLAN SINGLE PLAN A

Notes to Financial Statements

December 31, 2002 and 2001

(1) Description of Plan

The following description of the SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan A (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan that commenced January 1, 1985. It covers all salaried and nonunion employees of SKF USA Inc. (the Company) except for those production workers employed in the following locations who are included in the SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan B: SKF/MRC Colebrook Plant, SKF/MRC Gainesville Plant, SKF Aiken Plant, Chicago Rawhide Plants (Elgin, Springfield, Franklin, Seneca, and Hobart), Russell T. Gilman, Inc. (Gilman), and Chicago Rawhide warehouse employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective December 31, 2001, the balances of the hourly employees of the SKF USA Inc. Defined Contribution Retirement Plan, the Chicago Rawhide Defined Contribution Retirement Plan for Hourly Employees, and the SKF USA Inc. 401(k) Retirement Plan and Trust for Hourly Employees were transferred into the Plan and are shown as asset transfers from other Plan sponsor qualified plans in the statement of changes in net assets available for benefits for the year ended December 31, 2002.

(b) Contributions

Each year, participants may contribute 2% to 30% of pre-tax annual compensation, as defined by the Plan. Participants may also transfer amounts representing eligible distributions from other qualified plans. The Company matches 50% on the first 6% of employee contributions. Contributions are subject to certain limitations.

(c) Participant Accounts

Each participant account is credited with the participant's contribution, the participant's share of the Company's contribution, and an allocation of plan earnings, which is based on the participant's account balance.

(d) Vesting

Participants are immediately 100% vested in their voluntary contributions, matching Company contributions, if applicable, and actual earnings thereon. Gilman participants are immediately 100% vested in their voluntary contributions and earnings thereon, and in post-January 1, 2001 matching Company contributions and actual earnings thereon. Gilman pre-January 1, 2001 Company contributions and actual earnings thereon are subject to graduated vesting with 100% vesting after seven years of service. Gilman post-January 1, 2001 Company Pension contributions and Aiken Company Pension contributions are 100% vested after five years of vesting service.

(e) Investment Options

Contributions to the Plan are directed, at the participant's option, to any of the following investments:

Vanguard Growth and Income Fund – Fund seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of stocks that appear to be undervalued by the market.

Vanguard Prime Money Market Fund – Funds are primarily invested in short-term certificates of deposit, banker's acceptances issued by major U.S. banks, commercial paper, and corporate obligations.

Vanguard Federal Money Market Fund – Funds are primarily invested in short-term U.S. government instruments.

Vanguard Retirement Savings Trust – Trust seeks to provide a high level of income and a stable share value of $1. The trust invests in investment contracts issued and backed by financial institutions. The crediting interest rate and average yield were 5.2% and 5.93% for the years ended December 31, 2002 and 2001, respectively.

Vanguard Wellington Fund – Funds are invested in stocks and fixed-income securities to provide a combination of long-term growth and income.

Vanguard Windsor Fund – Funds are invested in stocks to provide long-term growth and modest dividend income.

Vanguard Windsor II Fund – Funds are invested in stocks to provide long-term growth of capital and income from dividends.

Vanguard PRIMECAP Fund – Funds are invested in growth stocks to provide potential long-term growth.

Vanguard Small-Cap Index Fund – Funds are invested in a sample of stocks in the Russell 2000 index, an unmanaged index of smaller companies.

Vanguard U.S. Growth Fund – Funds are invested in domestic growth stocks.

Vanguard International Growth Fund – Funds are invested in international growth stocks.

Vanguard Total Bond Market Index Fund – Fund seeks to provide a high level of interest income by attempting to match the performance of all other leading bond indexes.

AB SKF ADR Fund – Fund invests in American Depository Receipts (ADRs) of AB SKF's unrestricted "B" stock, allowing participants to invest in company stock of AB SKF, the parent of the Company, headquartered in Gothenburg, Sweden. Participation is limited to 50% of a participant's total balance.

(Continued)

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and may impact the amounts reported in the statements of net assets available for benefits.

The following table represents the market value of investments that are greater than 5% of net assets at December 31, 2002 and 2001:

	2002	2001
Vanguard Retirement Savings Trust	$ 28,010,344	24,450,122
Vanguard Wellington Fund	19,502,900	21,164,054
Vanguard Windsor Fund	31,382,147	42,731,326
Vanguard PRIMECAP Fund	27,438,142	38,170,307
Vanguard U.S. Growth Fund	7,343,429	11,220,420

(f) Payment of Benefits

Upon termination of service, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant's account, roll over the amount into an IRA or other qualified plan, or leave the balance in the Plan until the age of 65, if the balance is greater than $5,000. The Plan provides that under certain restricted conditions, participants may withdraw their account balance or portion thereof without penalty.

(g) Loans Subject to Certain Limitations

Participants may borrow funds from their accounts (minimum $1,000) up to 50% of their balance or $50,000, whichever is lower. A fixed rate of interest, determined at First Union National Bank's prime rate of interest plus 1% (ranging from 5.25% to 10.5% at December 31, 2002 and 6% to 10.5% at December 31, 2001), is established at the time of the loan, and interest payments are credited to the participant's account when received.

(h) Administration of the Plan

The Company has been designated as the Plan administrator of the Plan for ERISA purposes. The board of directors of the Company has appointed the Vanguard Fiduciary Trust Company to manage the assets of the Plan and provide certain record-keeping services.

The Company pays all administrative expenses of the Plan, except for individual loan fees, which are paid by the participant obtaining the loan.

(Continued)

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL
FOR EMPLOYEES PLAN SINGLE PLAN A.

Notes to Financial Statements

December 31, 2002 and 2001

(2) Unrealized/Realized Losses

Net realized/unrealized (losses) gains on investments consist of the following:

	2002	2001
Registered investment companies	$ (27,376,151)	(13,251,152)
AB SKF ADR Fund	687,308	592,258
	$ (26,688,843)	(12,658,894)

(3) Summary of Significant Accounting Policies

(a) Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in accordance with the American Institute of Certified Public Accountants (AICPA) Audit Guide, *Audits of Employee Benefit Plans*.

Purchases and sales are recorded on a trade-date basis.

(b) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, with the exception of the Vanguard Retirement Savings Trust. The Vanguard Retirement Savings Trust is carried at contract value, which represents contributions made plus interest accrued at the contract rate. However, Plan management and The Vanguard Group, the Plan manager, believe that the fair value of the trust approximates contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The AB SKF ADR Fund is valued based on the quoted market price of the ADRs of AB SKF unrestricted "B" stock. Loans to participants are valued at cost, which approximates fair value. Income is recorded on the accrual basis.

(d) Contributions

Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participant's earnings. Company matching contributions are recorded in the same period. Annual Company pension contributions for a Plan Year are recorded annually after the close of the Plan Year.

(Continued)

(e) Payment of Benefit

Benefits are recorded when paid.

(4) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain fully vested in their accounts and distributions occur pursuant to the Plan document.

(5) Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter, dated March 13, 2001, that the Plan is designed in accordance with applicable sections of the *Internal Revenue Code*. Although the Plan has been amended since receiving the determination letter, management believes the Plan continues to be designed and operated in accordance with the *Internal Revenue Code*. As a result, the Plan is qualified and the trust is exempt from taxes.

(6) Related Party

Certain Plan investments are shares of mutual funds managed by the Vanguard Group. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interests. In addition, the Plan invests in AB SKF ADRs.

Schedule 1

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL
FOR EMPLOYEES PLAN SINGLE PLAN A

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

	Description of investment	Par value or number of units	Cost	Current value
*	Vanguard Federal Money Market Fund	220,799	$ 220,799	220,799
*	Vanguard Growth and Income Fund	106,757	3,365,021	2,321,959
*	Vanguard Prime Money Market Fund	6,670,375	6,670,375	6,670,375
*	Vanguard Retirement Savings Trust	28,010,344	28,010,344	28,010,344
*	Vanguard Wellington Fund	794,092	21,112,001	19,502,900
*	Vanguard Windsor Fund	2,615,179	39,278,740	31,382,147
*	Vanguard Windsor II Fund	85,239	2,147,265	1,772,973
*	Vanguard PRIMECAP Fund	709,729	36,457,928	27,438,142
*	Vanguard Small-Cap Index Fund	140,971	2,892,614	2,207,606
*	Vanguard U.S. Growth Fund	608,908	17,373,332	7,343,429
*	Vanguard International Growth Fund	230,295	4,075,348	2,800,393
*	Vanguard Total Bond Market Index Fund	558,726	5,637,364	5,799,571
*	AB SKF ADR Fund	193,695	2,095,703	2,889,932
	Loans to participants (interest rates ranging from 5.25% to 10.5%)		3,131,543	3,131,543
	Total assets held for investment purposes		$ 172,468,377	141,492,113

* Indicates a party-in-interest.

See accompanying independent auditors' report.

Exhibit 99.1

STATEMENT IN ACCORDANCE WITH 18 U.S.C. SECTION 1350,
AS ENACTED BY SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 11-K (the "Annual Report") of the SKF USA Inc. Pre-tax Accumulation of Capital for Employees Single Plan A (the "Plan") for the year ended December 31, 2002, and pursuant to 18 U.S.C. Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned hereby certifies, in his capacity as Treasurer of SKF USA Inc., the Plan administrator, and based on his knowledge, that:

1. The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2. The information contained in the Annual Report fairly represents, in all material respects, the financial condition and results of operations of the Plan.

SKF USA INC. PRE-TAX ACCUMULATION OF
CAPITAL FOR EMPLOYEES SINGLE PLAN A

By SKF USA INC.,
Plan Administrator

By 
Brian J. Duffy
Treasurer

Dated: June 30, 2003

Because the Plan is not a corporate issuer, the statements in paragraph 2 above (which are in the form required by 18 U.S.C. Section 1350) refer to the financial condition of the Plan at December 31, 2002, and the changes in net assets of the Plan for the year ended December 31, 2002.

A signed original of this written statement has been provided to the Plan administrator and will be retained by the Plan administrator and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 23.1

Independent Auditors' Consent

To the Administration of the SKF USA Inc.
Pre-Tax Accumulation of Capital for Employees Plan
Single Plan A:

We consent to the incorporation by reference in the registration statement (No. 33-42942) on Form S-8 of SKF USA Inc. of our report dated June 8, 2003 with respect to the statement of net assets available for benefits of the SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan A as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended, and the supplemental schedule of assets (held at end of year), included in this form 11-K of SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan A.

KPMG LLP

June 27, 2003